SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25

COMMISSION FILE NUMBER 001-10196

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION.

Full name of registrant:	STUDIO ONE MEDIA, INC.

Former name if applicable:

Address of principal executive office (Street and number):	7650 E. Evans Rd., Suite C

City, state and zip code:	Scottsdale, Arizona 85260

PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III. NARRATIVE.

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The form 10-K for the year ended June 30, 2009 for Studio One Media, Inc., could not be filed within the prescribed period because the auditors have not yet completed their required audit of the financial statements for the period then ended due to the Registrant's change in independent certifying auditors subsequent to June 30, 2009.

PART IV. OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

Preston J. Shea (480-556-9303)

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes  ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's results of operations for the year ended June 30, 2008 are expected to change due to the re-audit being performed by the Company's independent auditors. The independent auditors have identified accounting issues which are expected to result in a reduction of the operating loss for the year ended June 30, 2008. However, the independent auditors have not completed their audit and the Company is currently unable to quantify the amount of the change.

STUDIO ONE MEDIA, INC.

(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

STUDIO ONE MEDIA, INC.

Date: September 28, 2009	By:	/s/ Preston J. Shea
Preston J. Shea
President

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